EXHIBIT 12.1

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	SIX MONTHS ENDED
	March 31, 2007	April 1, 2006
	(in thousands)
EARNINGS (Loss):

Loss before income taxes	$(74,616)	$(10,461)

Add: Total fixed charges	62,578	34,093

Less: Interest Capitalized	2,500	2,159

Total Earnings (Loss)	$(14,538)	$21,473

FIXED CHARGES:

Interest expense	$55,709	$27,825

Portion of rental expense representative of the interest factor	6,869	6,268

Total fixed charges	$62,578	$34,093

Ratio of earnings to fixed charges	(1)	(1)

(1)	Earnings were insufficient to cover fixed charges by $77,116 for the six months ended March 31, 2007 and $12,620 for the six months ended April 1, 2006.